kismet acquisition two corp.

850 Library Avenue, Suite 204

Newark, Delaware 19715

February 16, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ruairi Regan

Re:	Kismet Acquisition Two Corp. Registration Statement on Form S-1
Filed January 26, 2021, as amended File No. 333-252419

Dear Mr. Regan:

Kismet Acquisition Two Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-252419), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Wednesday, February 17, 2021, or as soon thereafter as possible.

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Sincerely,

kismet ACQUISITION two CORP.

By:	/s/ Ivan Tavrin
Name: Ivan Tavrin Title: Chief Executive Officer

[Signature Page to Acceleration Request]